SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2 )


                                 IBX Group, Inc.
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                                (Name of Issuer)

                                     Common

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                         (Title of Class of Securities)


                                    449229103
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                                 (CUSIP Number)


  Kevin W. Dornan, Esquire, 5185 Southeast 20th Street, Ocala, Florida 34471,
                           Telephone: (352) 694-6661
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 31, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.449229103                       13D                   Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       The Calvo Family Spendthrift Trust
                                   59-6849665
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


                                       N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Florida

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               7    SOLE VOTING POWER

  NUMBER OF
                                    9,682,825
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

   OWNED BY                             N/A
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                    9,682,825
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                       N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                    9,682,825
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
                                       N/A

CUSIP No.449229103                       13D                   Page 3 of 4 Pages
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     22.08%
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14   TYPE OF REPORTING PERSON*

                                   OO (Trust)
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  Security and Issuer.


                                  Common Stock
   IBX Group, Inc., 350 Northwest 12th Avenue, Deerfield Beach, Florida 33442
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Item 2.  Identity and Background.

     (a)        The Calvo Family Spendthrift Trust

     (b)        1941 Southeast 51st Terrace, Ocala, Florida 34471

     (c)        Family Trust

     (d)        None

     (e)        None

     (f)        Florida

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Item 3.  Source and Amount of Funds or Other Consideration.

         N/A

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Item 4.  Purpose of Transaction.

     (a) Since the last amendment the Calvo Family Spendthrift Trust sold 348,425 shares of the Issuers common stock and the Issurer issued an additional 2,000,000 shares to other persons not related to the reporting person which also caused the reporting persons % to decrease

     (b)        N/A

     (c)        N/A

     (d)        N/A

     (e)        N/A

     (f)        N/A

     (g)        N/A

     (h)        N/A

     (i)        N/A

     (j)        N/A

CUSIP No.449229103                13D                          Page 4 of 4 Pages

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Item 5.   Interest in Securities of the Issuer.

     (a)  9,682,825  22.08%

     (b)  9,682,825 Sole voting power and sole disposition

     (c)  Sold shares:

                01/31/02        17,000  @  $0.15
                01/31/02         3,000  @  $0.16
                01/31/02         4,000  @  $0.15
                01/31/02         3,000  @  $0.15
                01/31/02        16,000  @  $0.16
                02/06/02        14,000  @  $0.17
                02/07/02         6,000  @  $0.17
                02/08/02         4,000  @  $0.14
                02/14/02        20,000  @  $0.18
                02/14/02        20,000  @  $0.17
                02/14/02        15,000  @  $0.21
                02/15/02         5,000  @  $0.21
                02/19/02        15,000  @  $0.22
                02/21/02        15,000  @  $0.21
                02/21/02        31,500  @  $0.244
                02/22/02        36,500  @  $0.25
                02/25/02        20,000  @  $0.23
                02/28/02        15,000  @  $0.28
                03/01/02        10,000  @  $0.28
                03/04/02        20,000  @  $0.30
                03/05/02         5,500  @  $0.31
                03/06/02        10,000  @  $0.31
                03/06/02        10,000  @  $0.31
                03/06/02         5,000  @  $0.31
                03/06/02         7,500  @  $0.33
                03/07/02        20,000  @  $0.35
                03/07/02        70,375  @  $0.337

     (d)  N/A

     (e)  N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         None

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Item 7.  Material to be Filed as Exhibits.

         None

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    April 22, 2002

                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Cyndi N. Calvo /s/
                                        ----------------------------------------
                                                       (Signature)


                                                  Cyndi N. Calvo,Trustee
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).